SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” and “Sabesp”), in compliance with the terms set forth in Instruction of the Comissão de Valores Mobiliários (“CVM”) No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, on this date, it was approved, in the 916th meeting of the Board of Directors of the Company (“RCA”), the consummation of the 26th (twenty sixth) issuance of simple, unsecured and non-convertible debentures, in 2 (two) series (“Debentures”), for public distribution, with restricted placement efforts, pursuant to CVM Rule No. 476, dated as of January 16, 2009, as amended (“CVM Rule 476 and “Issuance” or “Offer”, respectively), in the total amount of one billion and forty five million of reais (R$1,045,000,000.00), on the respective Issuance Date, and the possibility of partial distribution of the Debentures shall not be allowed.

The Debentures will meet the requirements of the article 2 of Law No. 12,431, of June 24, 2011, as amended (“Law 12,431”), in such a manner that their holders may be entitled of the tax benefits in accordance with the law.

The bookbuilding process will be adopted, arranged by the financial institutions coordinating de Offer, with no minimum or maximum lots reservations, for the examination of the demand by the Debentures (“Bookbuilding Process”) and to define, together with the Company, the applicable remuneration of the Debentures of the First Series and the applicable remuneration of the Debentures of the Second Series. The result of the Bookbuilding Process will be ratified by means of an amendment to the indenture, duly ratified by corporate document of the Board of Directors of the Company, without the need for a new approval of the debenture holders assembled in a General Meeting of Bondholders.

The Offer will target professional investors only, in compliance with Articles 9-A and 9-C of CVM Rule 539, of November 13, 2013, as amended, and Article 2 of CVM Rule 476. According to Article 3 of CVM Rule 476, the Offer will be presented to a maximum of seventy-five (75) professional investors, though the Debentures may only be subscribed by a maximum of fifty (50) professional investors. The process of structuring the Offer and distribution of the Debentures will be undertaken by a consortium of financial institutions belonging to the Securities Distribution System.

Under Article 2 of Law No 12,431, Decree No. 8,874, of October 11, 2016, as amended, (“Decree 8,874”), of the Ministerial Ordinance No. 1,917, of the Ministério de Desenvolvimento Regional (“MDR”), dated as August 9, 2019 (“Ordinance 1.917”), of the Resolution of the Conselho Monetário Nacional (“CMN”) No. 3,947, of January 27, 2011, and of the MDR Ministerial Ordinances No. 1,268, 1,269, 1,270 and 1,271, all dated of May 4, 2020 and duly published in the Diário Oficial da União on May 5, 2020 (individually and indistinctly, “Ordinance 1,268”, “Ordinance 1,269”, “Ordinance 1,270” and “Ordinance 1,271”, respectively and, jointly, “MDR Ordinances”), the funds proceeding from the Issuance will be intended for investment, future payment or reimbursement of expenses or obligations disbursed in a period equal or inferior to twenty four (24) months before the end of the Offer, related to the execution of the projects classified as priorities by the MDR, under the terms of the MDR Ordinances, being observed the provisions of paragraph 1 C, of article 1 of Law No. 12,431.

This Material Fact is disclosed by the Company exclusively for informative purposes, in accordance with current regulations, and should not be interpreted or considered, for all legal purposes, as a material or effort to sell or offer.

The terms used by this Material Fact that are not defined herein have the same meaning as those assigned to them in the minutes of RCA.

In accordance with the applicable regulations and according to the rules of conduct set forth therein, additional information about the Company and the Issuance will be obtainable on CVM’s website (http://www.cvm.gov.br) and the Company’s website (http://www.sabesp.com.br).

São Paulo, July, 10, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 10, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.